Exhibit 6.1

CORPORATE NOTE PURCHASE And loan agreement

This (this “Agreement”) is dated as of ____________, 2017, between Legion Capital Corporation, a Florida Corporation (“Company”) and ______________________________, (“Purchaser”).

1.	Purchaser agrees to, and does hereby purchase $_________________ of a Corporate Note (the “Note”) from Company, under the following maturity and terms:

$________________ of a 7% interest (per annum) Corporate Note with 12 month maturity, and/or

$________________ of a 10% interest (per annum) Corporate Note with 36 month maturity

Purchaser may choose either one, or both, of the above Notes, in the amounts set forth above.

2.	The Note shall be, and is hereby, a general debt obligation of the Company, and shall be fully and faithfully paid and discharged by the Company in accordance with the terms hereof. This Agreement shall be deemed to be a Promissory Note, issued by the Company, for the face amount of the Note, and Purchaser, or a holder in due course, shall have full rights of enforcement hereof, as a duly executed negotiable instrument.
3.	The Note shall bear simple interest, on the principal balance outstanding from time to time, at the rate set forth above. Company shall make monthly payments of interest only, in arrears, on the 1st day of each month from the date hereof (with partial payment for the first month if appropriate).
4.	The entire principal sum of the Note, along with any accrued and unpaid interest, shall be due and payable in full at the maturity date selected and set forth above, which shall either be the 12 month or 36 month anniversary from the date of execution and funding under this Agreement.
5.	If Company fails to pay make any payments to Purchase under the Note within 30 days of the due date, Purchaser shall have the legal right to declare a default hereunder, and shall have and enjoy all rights of collection and/or enforcement hereof as provided by Florida law, and in a court of competent jurisdiction in Orange County, Fl, which shall have exclusive jurisdiction over any such action.
6.	Company hereby waives, presentment, protest and notice of presentment of this Note for payment, and the obligations from Company to purchaser hereunder shall be fully and duly vested as of the execution hereof.
7.	The Note sold and purchased hereunder has been qualified by the Securities and Exchange Commission through the filing and qualification of a Form 1-A under Regulation A+ of the Securities Act. Purchaser represents and warrants the following to Company:
(a)	That he or she has fully read and understands the Form 1-A filing made by the Company, a copy of which has also been made available to Purchaser, prior to this purchase, on the Company website and/or directly.
(b)	That the face amount of the Note purchased hereby does not represent more than 10% of greater of Purchaser’s net worth or annual income.

WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

Wherefore, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Legion Capital Corporation	Purchaser

By:	By:
James S. Byrd, Jr., Chairman and CEO	Print Name:
SS# or FEIN:
Street Address:

City, State, Zip:

Phone:
E-Mail: